UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017666

No Act
P.E. 1-17-03
1-10362

March 24, 2003

Act 1934
Section 14A-8
Rule
Public Availability 3/24/2003

Bryan L. Wright
Vice President
Assistant General Counsel
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

Re: MGM MIRAGE
Incoming letter dated January 17, 2003

Dear Mr. Wright:

This is in response to your letter dated January 17, 2003 concerning the shareholder proposals submitted to MGM MIRAGE by J. Michael Schaefer. We also received a letter from the proponent dated February 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Enclosures

cc: J. Michael Schaefer
3930 Swenson St. #103
Las Vegas, NV 89119

MGM MIRAGE

BRYAN L. WRIGHT
Vice President
Assistant General Counsel

January 17, 2003

Via Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Attention: Filing Desk
Washington, D.C. 20549

Re: MGM MIRAGE
Commission File No. 0-16760
Stockholder Proposal Pursuant to Rule 14a-8

Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find six (6) copies of a letter, dated March 28, 2002, submitted by Michael Schaefer (the "Proponent") to MGM MIRAGE (the "Registrant"), containing a proposed resolution (the "Proposal") and a related Statement in Support of the resolution with respect to requested action to be taken at the Registrant's 2003 Annual Meeting of Stockholders (the "Meeting"). Also enclosed herewith are six (6) copies of a letter, dated December 17, 2002, submitted by Proponent containing a proposed resolution (the "Second Proposal") that essentially mirrors the resolution contained in the Proposal.

The Registrant intends to omit the Proposal from its proxy statement and form of proxy for the Meeting since the Proposal is of a nature referred to in subparagraph (4) and in subparagraph (7) of Rule 14a-8(c) under the Act.

It is the Registrant's view that the Proposal, which relates to the Registrant's right to determine how and when to issue complimentary food, beverage, lodging and entertainment, deals with matters relating to the conduct of ordinary business operations of the Registrant and is not a matter of corporate or public policy. Furthermore, the Proposal relates to the redress of a personal grievance against the Registrant. As a result, the Proposal fits within the circumstances referred to in both Rule 14-8(c)(4) and Rule 14-8(c)(7) under the Act.

The Registrant intends to omit the Second Proposal from its proxy statement and form of proxy for the Meeting since the Second Proposal was received after the deadline for proposals set forth in Registrant's Proxy Statement, dated March 29, 2002.

If the Staff of the Commission initially disagrees with the Registrant's position, please contact the undersigned.

The Registrant currently anticipates that the definitive copy of its proxy statement and form of proxy with respect to the Meeting will be filed with the Commission pursuant to Rule 14a-6(b) under the Act on or about April 7, 2003.

Simultaneously herewith, by copy of this letter, the Registrant is notifying the Proponent of the Registrant's intention to omit both the Proposal and the Second Proposal from its proxy statement and form of proxy for the Meeting.

Please acknowledge receipt hereof by date-stamping and returning the duplicate copy of this letter in the enclosed self-addressed, stamped envelope.

Sincerely,

Bryan L. Wright

BLW\kml

Enclosure

cc: Michael Schaefer
Gary Jacobs
Janet McCloud

Schaefer, Inc.

A Maryland Corporation
Chartered 1986

J. Michael Schaefer, Attorney at Law (CA.)

December 17, 2002

Secretary
MGM GRAND CORPORATION
3600 S. Las Vegas Blvd.
Las Vegas, NV, 89109

Re: Shareholder Proposal for 2003 Annual Meeting

Please know that undersigned holder of more than $2,000 of the corporation's shares, for more than one year, and committing to hold same through 2003, indicates that the following proposal of a policy nature will be presented for action by shareholders at the 2003 annual meeting, and requests that same be included in proxy material for said meeting pursuant to Securities Act of 1934 and rules promulgated thereunder, with support and opposing statements.

RESOLVED that shareholders assembed in person and by proxy request that the Board of Directors take such action as may be necessary to adopt a policy for all its gaming properties that requires that every player, on request, be accorded complimentaries(food, lodging, entertainment, drinks) on a similar basis according to the player's level and duration of play, past present or future, consistent with standards of the industry.

STATEMENT IN SUPPORT: Any player may be barred from any gaming property pursuant to Nevada law, and laws in other jurisdictions, but once invited to participate in gaming and other offerings, should reasonably expect to be recognized with complimentary drink, food, lodging, entertainment, consistent with level of play and duration of play. This is not the current policy of our corporation. Some players are excessively recognized, because of our hopes for their future patronage, and some are denied any recognition for their play because of retaliatory practices of certain corporation personnel that have no relation to the player's gaming. It is acceptable to over-reward someone based on our anticipated increased play, it is unacceptable to deny customary recognition to any of our players having rated play. Please mark your proxy FOR, or management will vote it AGAINST.

cc: SEC

Sincerely, J Michael Schaefer

3930 Swenson St. Suite 103 • Las Vegas, Nevada 89119
TELEPHONE: (702) 792-6710 • FAX: (702) 792-6721

J. Michael Schaefer
Attorney at Law

ADMITTED IN CA. ONLY

March 28, 2002

Gary Jacobs, Secretary
MGM MIRAGE CORPORATION
fax 693 7628

Re: Shareholder Proposal for
Inclusion in 2003 Annual Meeting
published proxy material

Dear Sir:

Please be advised that pursuant to Rule 14(b), Securities Act of 1934, shareholder JOHN MICHAEL SCHAEFER, having owned more than $2,000 worth of the company's common stock for more than one year and committing to hold same through the 2003 annual meeting, requests that the following shareholder proposal, and statement, be published in the 2003 proxy material for the corporation.

WHEREFORE, shareholders assembled in person and by proxy request that the Board of Directors take such action as may be necessary to provide as a matter of company policy that players at any of the Company's properties will be evaluated and rewarded, as to complimentaries, on a non-discriminatory basis, as to beverages, buffets, fine dining and/or admissions to events.

STATEMENT IN SUPPORT:

Certain players of the Company's properties are welcome to be our customers but are banned from having their play rated and recognized; their name and player number are labeled "NO COMPS", because of personal disputes certain management personnel have with them. Such persons should be either banned from our premises, if their presence is prejudicial to the company or the industry, or as invitees (as is any member of the general public coming to our hotel-casinos be encouraged to enjoy our gaming operations and have their performance as players recognized and rewarded, without discrimination, on a basis consistent with other gaming licensees.

3930 SOUTH SWENSON STREET • SUITE 103 • LAS VEGAS, NV. 89119
TELEPHONE: (702) 792-6710 • FAX: (702) 792-6721

Please vote YES or your ballot will be voted NO.

M Schaefer
JOHN MICHAEL SCHAEFER
Proponent

cc: SEC Div. of Corp.Finance
fax 202-942-9525

cc: J.Terrence Lanni, Chairman
Fax 693-8123

J.MICHAEL SCHAEFER 3930 Swenson St. #103
Las Vegas, Nv. 89119

Attorney at Law(Ca.)
Asset Manager
MSCHAEFER@LVCM.COM

Tel. (702)792-6710
Fax (702)792-6721

February 17, 2003

SECURITIES & EXCHANGE COMMISSION
Attention: Grace Lee, Div. of Corporation Finance
450 Fifth St. NW
Washington, DC 20549

Courtesy Copy faxed to:
(202)942-9525

Re: MGM/MIRAGE Notice of Intent to Omit Letter(1/17/03)

Please find six(6)copies of this letter, and know that copy was served by mail this date on issuer, attention Secretary, Gary Jacobs, Esq. at PO Box 7700, Las Vegas, NV. 89177-7700.

Proponent reiterates its demand that issuer publish the first proposal (copy attached) submitted timely, March 28, 2002, and that if your office does not require this, proponent then requests consideration by the Commission and will appear at its expense at time of hearing therein, and of omitted, proponent will consider recourse to the U.S.District Court. See SEC v. TRANSAMERICA.

Issuer's objection is twofold:(1)proposal deals with matters relating to the conduct of ordinary business operations

(2)proposal addresses a personal grievance

POSITION OF PROPONENT TO ISSUER'S OBJECTIONS:

As to (1), proponent addresses the POLICY of discrimination, discrimination need not be racial, religious or sexual, discrimination is a deviation from fundamental fairness and regularity in conduct of one's enterprise. Whether a corporation may adopt affirmative action, or pay $1,000,000 retirements, have been addressed by proponents---an AT&T meeting being the forum that addressed affirmative action and CHASE BANK being the form seeking to limit retirement pensions to 200% the salary of the President of the United States. (A Schaefer proposal about 10 years ago)

To sanction and immunize disparate practices on the part of a regulated public firm is to give credence to unfair business practices, the inviting of the public into the facility to engage in gaming—and then to pick-and-chose as to what players get the basic free cocktails served, and which larger, or 'rated' players are entitled to normal complimentaries of meals, lodging, admission to performances.

Proponent has no problem with erring on the side of excess, as there are administrative marketing reasons to "over-comp' a player who had potential for increased play or bringing to the business other players. But to "under-comp' to the point of totally denial of what is offered and provided to players in general, is a serious act of malice and unfair business practices that a public attorney could address, or that a private litigant could address---but in reality, no public agency or court in Las Vegas would side against a gaming licensee seeking to protect its turf, this simply does not ever happen in a state where Gaming is the "Sacred Cow"(see attached cartoon)

Investors in MGM/MIRAGE have no idea such practice is a modus-operandi of the issuer. The proxy statement is exactly the proper forum for investors to address such a policy, and decide whether benefits-for-specific-playing can be totally denied persons that management wishes to discourage. The issuer can, with immunity, "86" any player or any person for any reason, or for no reason, banning such person from coming on the premises, even to attend a civic event having no relation to the casino's gaming and entertainments, the courts have upheld that;; MGM/MIRAGE could ban any person wearing eyeglasses, or having a moustache. But once invited onto the premises, to engage in gaming, that person should have the same rights to a drink while engaged in gaming as anyone else similarly situated, and if the player's rated-play so justifies, have greater recognition. That's also good business. And to permit powerful issuers to label any policy they like as "administration" and none of the investor's business, is unrealistic and contrary to the mandate of Congress to insure integrity in the conduct of the people's corporations—i.e. publicly owned firms. 2003 is not 1953; 50 years ago there were no corporate or publicly owned gaming houses in Nevada; today the major ones are owed by us investors, and acceptance of public-investor status carries with it the responsibility to treat investors and gamblers without discrimination. MGM/MIRAGE wishes it were otherwise, and it is the Commission's duty to permit investors to have their say.

As to (2), the fact that a personal grievance gives rise to the issue is not a fact that immunizes the issuer's activity. Years ago proponent and issuer were engaged in civil litigation, and an investor's proposal at that time would be dealing with a dispute that was currently viable and subject to another government's scrutiny; that litigation has been dismissed for years, the 86 ban that issuer customarily imposes on anyone who sues them has been lifted, yet issuer today invites former litigants such as proponent onto its premisese to spend money in gaming, food, lodging, performances, but former litigants ALONE are required to wear a 'scarlet letter' on their forehead(in the form of a NO CREDIT NO COMPS in the computer after the player's name, after proponents name) and if this is to be part of the policy of the enterprise, shareholders should not only KNOW ABOUT IT but be in a position of giving approval or non-approval to it.

Issuer's practices are just one of the dirty little secrets that are never disclosed except to the targets, such like 50 years ago individuals caught cheating may have been physically beat-up(see movie "Casino), but the entry of public corporations into the business has brought us a new world.

What if the black FBI agents who were denied proper service at Denny's, and sued, and won, found that Denny's adopted a policy of banning from their premises any person who had in the past SUED Denny's?? That would not be a racial or religious discrimination, it would be a POLICY of permitting a hostile business climate to exist, one where the player can drop $2,000 playing baccarat, request a buffet comp., be told by the gaming supervisor that the play certaintly warranted it, but until counsel changes the NO CREDIT NO COMP characterization of the player, there would nothing that could be done. This practice seems unique to MGM/MIRAGE, and whether it is tolerable in this day and age is something that Investors, and the attentive media, should be able to evaluate.

Proponent and others have no right to any credit, credit involves a business risk as to repayment and is properly an Administrative Decision, issuer should be appreciative that this issue has been litigated in the industry's favor, in a case of Schaefer v. Mirage Hotel Casino and Schaefer v. Las Vegas Hilton Hotel Casino(the Hilton welcomed issuer back as a player with whatever complimentaries his rated-play warranted consisted with practices applicable to players in general). Proponent and others do have a right to any earned-benefit, such a complimentary buffet if the "play' as rated warrants same.

To decide otherwise is to permit issuers in general to know that any policy decision they make that affects and aggrieved patron, no matter how many years ago, will not be able to be evaluated by owners of the corporation, as the genesis of the issue came from a personal grievance long since resolved.

SUMMARY: Proponent defers to the timing objection as to his December 17, 2002 SHAREHOLDER PROPOSAL and withdraws same; proponent however stands behind its timely March 28, 2002 proposal and requests that the Commission determine that: (a)it is not subject to objection pursuant to subparagraph (4) or (7) of Rule 14a-8 of the Securities Act of 1934 ; (b)is to be included in issuer's material.

Michael Schaefer
Public Interest Attorney(Ca.)

J. Michael Schaefer
Attorney at Law

ADMITTED IN CA. ONLY

March 28, 2002

Gary Jacobs, Secretary
MGM MIRAGE CORPORATION
fax 693 7628

Re: Shareholder Proposal for Inclusion in 2003 Annual Meeting published proxy material

Dear Sir:

Please be advised that pursuant to Rule 14(b), Securities Act of 1934, shareholder JOHN MICHAEL SCHAEFER, having owned more than $2,000 worth of the company's common stock for more than one year and committing to hold same through the 2003 annual meeting, requests that the following shareholder proposal, and statement, be published in the 2003 proxy material for the corporation.

WHEREFORE, shareholders assembled in person and by proxy request that the Board of Directors take such action as may be necessary to provide as a matter of company policy that players at any of the Company's properties will be evaluated and rewarded, as to complimentaries, on a non-discriminatory basis, as to beverages, buffets, fine dining and/or admissions to events.

STATEMENT IN SUPPORT:

Certain players of the Company's properties are welcome to be our customers but are banned from having their play rated and recognized; their name and player number are labeled "NO COMPS", because of personal disputes certain management personnel have with them. Such persons should be either banned from our premises, if their presence is prejudicial to the company or the industry, or as invitees (as is any member of the general public coming to our hotel-casinos be encouraged to enjoy our gaming operations and have their performance as players recognized and rewarded, without discrimination, on a basis consistent with other gaming licensees.

3930 SOUTH SWENSON STREET • SUITE 103 • LAS VEGAS, NV. 89119
TELEPHONE: (702) 792-6710 • FAX: (702) 792-6721

Please vote YES or your ballot will be voted NO.

M Schaefer
JOHN.MICHAEL SCHAEFER
Proponent

cc: SEC Div. of Corp.Finance
fax 202-942-9525

cc: J.Terrence Lanni, Chairman
Fax 693-8123


GAMING IN OTHER STATES...
GAMING TAX
CASH COW
Jim Day '03 LAS VEGAS REVIEW-JOURNAL
GAMING IN NEVADA...
SACRED COW

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: MGM MIRAGE
Incoming letter dated January 17, 2003

The first proposal requests that the board of directors take the necessary action to provide that "players at any of the Company's properties will be evaluated and rewarded, as to complimentaries, on a non-discriminatory basis, as to beverages, buffets, fine dining and/or admissions to events." The second proposal requests that the board take the necessary action to require that "every player, on request, be accorded complimentaries."

There appears to be some basis for your view that MGM MIRAGE may exclude the first proposal under rule 14a-8(i)(7), as relating to its ordinary business operations. Accordingly, the Division will not recommend enforcement action to the Commission if MGM MIRAGE omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which MGM MIRAGE relies.

There appears to be some basis for your view that MGM MIRAGE may exclude the second proposal under rule 14a-8(e)(2) because MGM MIRAGE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if MGM MIRAGE omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor